UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A
                    Under the Securities Exchange Act of 1934
				(Amendment No. 2)

                                 PlanetOut Inc.
                                (Name of Issuer)

                    Common Stock, Par Value $0.001 Per Share
                         (Title of Class of Securities)

                                  727058208
                                (CUSIP Number)

                              December 31, 2008
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                               CUSIP No. 727058208


       1.    Names of Reporting Person

             Allen & Company LLC

       2.    Check the Appropriate Box if a Member Of a Group

             [ ] (a)
             [X] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             Delaware, United States

       5.    Sole Voting Power: 0
Number of
Shares           6.  Shared Voting Power: 156,593 (including 52,500 shares
Beneficially	     underlying warrants)
Owned by
Each Reporting   7.  Sole Dispositive Power:  0
Person With
       		 8.  Shared Dispositive Power: 156,593 (including 52,500 shares
		     underlying warrants)

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person

             156,593 (including 52,500 shares underlying warrants)

       10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares


       11.   Percent of Class Represented by Amount in Row (9)

	     3.8%

       12.   Type of Reporting Person

	     BD


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                               CUSIP No. 727058208


       1.    Names of Reporting Person

             Allen SBH II, LLC

       2.    Check the Appropriate Box if a Member Of a Group

             [ ] (a)
             [X] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             Delaware, United States

       5.    Sole Voting Power: 0
Number of
Shares           6.  Shared Voting Power: 52,045
Beneficially
Owned by	 7.  Sole Dispositive Power:  0
Each Reporting
Person With 	 8.  Shared Dispositive Power: 52,045

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person

             52,045

       10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

       11.   Percent of Class Represented by Amount in Row (9)

	     1.3%

       12.   Type of Reporting Person

	     OO


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                               CUSIP No. 727058208


       1.    Names of Reporting Person

             MBOGO Inc.

       2.    Check the Appropriate Box if a Member Of a Group

             [ ] (a)
             [X] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             Delaware, United States

       5.    Sole Voting Power: 0
Number of
Shares           6.  Shared Voting Power: 259
Beneficially
Owned by         7.  Sole Dispositive Power:  0
Each Reporting
Person With      8.  Shared Dispositive Power: 259

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person

             259

       10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

       11.   Percent of Class Represented by Amount in Row (9)

	     0.006%

       12.   Type of Reporting Person

	     CO


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                               CUSIP No. 727058208


       1.    Names of Reporting Person

             Allen III, Herbert A.

       2.    Check the Appropriate Box if a Member Of a Group

             [ ] (a)
             [X] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             United States

       5.    Sole Voting Power: 5,743
Number of
Shares           6.  Shared Voting Power: 228,689 (includes 52,500 shares
Beneficially	     underlying warrants and 19,792 shares held by certain
Owned by             individual accounts)
Each Reporting
Person With      7.  Sole Dispositive Power:  5,743

     		 8. Shared Dispositive Power: 228,689 (includes 52,500 shares underlying warrants and 19,792 shares held by certain individual accounts)

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person

             234,432

       10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares


       11.   Percent of Class Represented by Amount in Row (9)

	     5.7%

       12.   Type of Reporting Person

	     IN


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Item 1. (a)  Issuer: PlanetOut Inc. ("Issuer")

Item 1. (b)  Address of Issuer's Principal Executive Offices:

	     1355 Sansome Street
	     San Francisco, CA 94111

Item 2. (a)  Name of Person Filing:

             (i)	Allen & Company LLC
	     (ii)	Allen SBH II, LLC
	     (iii)	MBOGO Inc.
             (iv)	Herbert A. Allen III

        (b)  Address of Principal Business Offices or, If None, Residence:

             (i)	711 Fifth Avenue,  New York, NY 10022
	     (ii)	711 Fifth Avenue,  New York, NY 10022
	     (iii)	711 Fifth Avenue,  New York, NY 10022
	     (iv)	711 Fifth Avenue,  New York, NY 10022

        (c)  Citizenship:

             (i)	Delaware
	     (ii)	Delaware
	     (iii)	Delaware
	     (iv)	United States

        (d)  Title of Class of Securities
             Common Stock, Par Value $0.001 Per Share

        (e)  CUSIP Number: 727058208

Item 3. If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

	(a) |_| Broker or dealer registered under section 15 of the Act
                (15 U.S.C. 78o);

        (b) |_| Bank as defined in section 3(a)(6) of the Act
	        (15 U.S.C. 78c);

        (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

        (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

        (e) |_| An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

        (f) |_| An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

        (g) |_| A parent holding company or control person in accordance with ss.240.13d- 1(b)(1)(ii)(G);

        (h) |_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

        (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

        (j) |_| A non-U.S. institution in accordance with ss.240.13d-1(b)(1)(ii)(J);

        (k) |_| Group, in accordance with ss.240.13d-1(b)(1)(ii)(K).

Item 4.  Ownership

        (a) Amount beneficially owned:
            234,432 (including 52,500 shares underlying warrants)*

        (b) Percent of class:
	    5.7%

        (c) Number of shares as to which such person has:

           (i)		Sole power to direct the vote: 5,743
           (ii)		Shared power to direct the vote:  228,689 (including
		        52,500 shares underlying warrants and 19,792 shares held by certain individual accounts)*
           (iii)	Sole power to dispose or direct the disposition of:
			5,743
           (iv)		Shared power to dispose or direct the disposition
			of: 228,689 (including 52,500 shares underlying warrants and 19,792 shares held by certain individual accounts)*

           * The number of shares reported hereby excludes approximately 79,440 shares (including 22,500 shares underlying warrants) that, to the Reporting Persons' knowledge, are held by certain officers and employees of Allen & Company LLC, and their related parties. The Reporting Persons disclaim beneficial ownership of all shares held by such officers, employees and related parties.

Item 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following |_|


Item 6.  Ownership of More than Five Percent on Behalf of Another Person

	 Not Applicable

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Item 7.  Identification and Classification of the Subsidiary Which Acquired the
         Security Being Reported on By the Parent Holding Company

         Not Applicable

Item 8.  Identification and Classification of Members of the Group

         Herbert A. Allen III, as President of Allen & Company LLC, as
         President of Allen SBH II, LLC and as President of MBOGO Inc.
	 may be deemed to be a member of a group with such entities and to beneficially own the shares held directly by each of such entities. Mr. Allen and such entities disclaim that Mr. Allen and such entities constitute a group for purposes of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").Further, Mr.
	 Allen disclaims beneficial ownership of the shares of the Issuer's common stock held by such entities except to the extent of his pecuniary interest therein. Mr. Allen holds dispositive power over 19,792 shares held by certain of his family members but disclaims beneficial ownership of the securities reported to be held by such family members. The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) under the Exchange Act.

Item 9.  Notice of Dissolution of Group

         Not Applicable

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2009
                                       Allen & Company LLC

                                       By: /s/ Kim M. Wieland
                                       --------------------------
                                       Name: Kim M. Wieland
                                       Title: Chief Financial Officer

				       Allen SBH II, LLC

				       By: /s/ Kim M. Wieland
                                       --------------------------
                                       Name: Kim M. Wieland
                                       Title: Chief Financial Officer

 				       MBOGO Inc.

                                       By: /s/ Herbert A. Allen III
                                       --------------------------
                                       Name: Herbert A. Allen III
                                       Title: President

				       By: /s/ Herbert A. Allen III
                                       --------------------------
                                       Name: Herbert A. Allen III


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CUSIP NO: 727058208						Exhibit 1


                         JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to 234,432 shares of Common Stock of PlanetOut Inc. and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

	The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

	IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on February 11, 2009.


                                       Allen & Company LLC

                                       By: /s/ Kim M. Wieland
                                       --------------------------
                                       Name:  Kim M. Wieland
                                       Title: Chief Financial Officer

				       Allen SBH II, LLC

                                       By: /s/ Kim M. Wieland
                                       --------------------------
                                       Name:  Kim M. Wieland
                                       Title: Chief Financial Officer

				       MBOGO Inc.

				       By: /s/ Herbert A. Allen III
                                       --------------------------
                                       Name:  Herbert A. Allen III
				       Title: President

                                       By: /s/ Herbert A. Allen III
                                       --------------------------
                                       Name:  Herbert A. Allen III

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